Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Launch of Offer of ADSs and Ordinary Shares and Concurrent

Repurchase of Ordinary Shares

MACAU, Monday, May 8, 2017 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announces the launch of an offering of 27,769,248 American depositary shares, each representing three of our ordinary shares (“ADSs”), and 81,995,799 ordinary shares. The ADSs and ordinary shares to be sold will be distributed as follows: (i) 15,769,248 ADSs to be purchased by the underwriters for resale in an underwritten offering; (ii) 81,995,799 ordinary shares to be purchased by the underwriters, as agents for, or as principal for resale to, their affiliates, and to be delivered to Melco Leisure and Entertainment Group Limited, a subsidiary of our parent, Melco International Development Limited (“Melco International”), to satisfy obligations of affiliates of each of the underwriters to return securities loaned to them in conjunction with certain cash-settled swap transactions entered into in December 2016; and (iii) 12,000,000 additional ADSs to be purchased by UBS Securities LLC, in its capacity as underwriter, which will be offered from time to time after the public offering pursuant to block sales, on the Nasdaq Global Select Market, in the over-the-counter market or in negotiated transactions at market prices prevailing at the time of sale or at negotiated prices.

We have also agreed to repurchase an equivalent amount of 165,303,544 ordinary shares from Crown Asia Investments Pty Ltd (“Crown Asia” and such repurchase, the “Repurchase Transaction”), and we intend to use the net proceeds of this offering solely for the Repurchase Transaction.

Closing of the offerings and the Repurchase Transaction is expected to occur on or about May 15, 2017, subject to certain closing conditions, including, among others, termination of the following documents, as amended: (i) the shareholders’ deed relating to the Company dated December 14, 2016, and (ii) the shareholders’ deed relating to a separate joint venture entity between Melco International and Crown Resorts Limited for the Japan market. In addition, the closing of the offerings is conditional upon the closing of the Repurchase Transaction and the closing of the Repurchase Transaction is conditional upon the closing of the offerings. Upon completion of the Repurchase Transaction, Crown Asia will no longer be a shareholder of our Company and Mr. Robert Rankin will resign as a director of our Company.

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Deutsche Bank Securities, UBS Investment Bank and Morgan Stanley are acting as the underwriters for the underwritten offering.

The offerings are being made pursuant to an effective shelf registration statement and may be made only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained by sending a request to: Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, via telephone at 800-503-4611 or via e-mail: prospectus.cpdg@db.com; UBS Securities LLC, Attention: Prospectus Department, 25th Floor, 1285 Avenue of the Americas, New York, New York 10019, or by calling (888) 827-7275; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone: 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

###

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For media enquiry, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com